

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005775

No Act
PE 2/18/15

March 23, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-23-15

Joyce A. Loving
FISMA & OMB MEMORANDUM M-07-16

Re: Dominion Resources, Inc.
Incoming letter dated February 18, 2015

Dear Ms. Loving:

This is in response to your letter dated February 18, 2015 concerning the shareholder proposal that you submitted to Dominion. We also have received a letter from Dominion dated February 23, 2015. On January 14, 2015, we issued our response expressing our informal view that Dominion could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion

February 23, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Appeal of Joyce A. Loving ("Ms. Loving" or the "Proponent") for Review by the Full Commission of No-Action Determination Regarding the Shareholder Proposal Submitted by Ms. Loving Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter responds to the February 18, 2015 letter (the "Appeal") by Ms. Loving requesting that the Commission review the January 14, 2015 response of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") concurring that Dominion Resources, Inc., a Virginia corporation (the "Company"), could exclude from its proxy materials to be distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 20, 2014 by the Proponent. References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended.

The Proposal requests that the Company appoint at least one expert independent director who shall have designated responsibility on the board for climate risk/environmental matters. The Proposal sets forth the specific criteria required by the Proponent for a director to be deemed an expert on climate risk/environmental matters. The Company explained in its letter dated December 17, 2014 (the "No-Action Request") that the Proposal is excludable under (i) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite, and therefore, materially misleading in violation of Rule 14a-9, (ii) Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law to which it is subject, and (iii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

As noted above, the Staff granted the No-Action Request in a response letter dated January 14, 2015 concurring with the Company's view that the Proposal is excludable under Rule 14a-8(i)(2), and expressly indicating that it was not addressing the alternative bases for omission upon which the Company relied. In the Appeal, the Proponent asserts that the Staff's determination was in error. The Company believes that the Commission should deny the Proponent's request to overturn the Staff's determination.

The Proponent bases her appeal on the premise that had the Staff permitted her to revise her proposal to replace the word "appoint" with "recommend," the Proposal would no longer be defective. However, the Staff's "long-standing practice [is to issue] no-action responses that permit shareholders to make revisions that are *minor in nature and do not alter the substance of the proposal*." Staff Legal Bulletin 14 (July 13, 2001) (emphasis added). In this case, the change is not minor and would, in fact, alter the substance of the proposal, as it would change the fundamental nature of the Proposal from one requiring the appointment of a specific type of director to the Company's board to one merely requiring that such a person be nominated and recommended to the Company's shareholders, who would retain their rights to vote for, or withhold their vote for, such person. Moreover, there is no reason for the Commission to believe that the Staff did not consider and appropriately reject the Proponent's suggestion when initially made by the Proponent prior to the Staff's grant of the No-Action Request.

Furthermore, the "appoint" vs. "recommend" issue is not the only state law issue presented by the Proposal. The Proposal would, if implemented, also cause the Company to violate state law because the Proposal would result in the creation of a board committee consisting of only one director, in violation of the Virginia Stock Corporation Act. The Proponent notes that "many proposals of this type have been accepted by the SEC and allowed to proceed to a vote," but the Proponent fails to take into account the fact that not all state corporate laws are alike. Unlike Virginia, some states allow single-member committees. See, e.g., Del. Code. Ann. tit. 8, §141(c)(2) (2014) (providing that "[t]he board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation"). Accordingly, we believe that even if the Proponent were correct that her proposed revision of the Proposal would cure one of the its state law defects, the Proposal would still be excludable under Rule 14a-8(i)(2).

The Company also notes that the Staff did not address the alternative bases for omission discussed in the No-Action Request. The Company believes that these bases for omission, were the Commission to consider them, also provide the Company with valid grounds to exclude the Proposal. Finally, the standards for Commission review, set forth in 17 C.F.R. § 202.1(d), provide that generally only issues "which involve matters of substantial importance" and "where the issues are novel or highly complex" are presented to the Commission. The arguments made by the Proponent in the Appeal do not satisfy these standards.

For the reasons stated above, the Company believes that the Appeal should be denied. The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2015. I respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

If you have any questions or need any additional information with regard to the foregoing, please contact me at (804) 819-2139 or at meredith.s.thrower@dom.com or Jane Whitt Sellers of McGuireWoods LLP at (804) 775-1054 or at jsellers@mcguirewoods.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Ms. Joyce A. Loving
Jane Whitt Sellers, Esquire

Joyce A. Loving

FISMA & OMB MEMORANDUM M-07-16

February 18, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
(Sent via email to: shareholderproposals@sec.gov)

Re: Dominion Resources Inc. Request to Exclude Shareholder Proposal dated December 14, 2014
SEC Response to Ms. Thrower of Dominion Resources Inc. dated January 14, 2015

Ladies and Gentlemen:

I am appealing your determination that

> "There appears to be **some basis** for your view that Dominion may exclude the proposal under rule 14a-8(i)(2). We note that **in the opinion of your counsel, implementation of the proposal would cause Dominion to violate state law**. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dominion relies." [Emphasis added]

In my January 8, 2015 letter to the SEC in response to Dominion's letter of December 14, 2014, I indicated my willingness to change the wording of my proposed resolution to replace "appoint" with "recommend", so the resolution with the change reads as follows:

> "RESOLVED: Shareholders request that as elected board directors' terms of office expire, Dominion recommend at least one expert independent director* satisfying the described criteria, who shall have designated responsibility on the board for climate risk/environmental matters.
> *A director is "independent" if, during the preceding three years, he or she was NOT
> - affiliated with a company that was an advisor or consultant to Dominion;
> - employed by or had personal service contract(s) with Dominion or its senior management;
> - affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
> - in a business relationship with Dominion worth at least $100,000 annually;
> - employed by a public company at which an executive officer of Dominion serves as a director;
> - in a relationship of the sorts described herein with any affiliate of Dominion; and
> - a spouse, parent, child, sibling or in-law of any person described above."

The SEC did not address my offer of this substitute language in the proposal and I believe that it should have. In addition, the conclusion that there was "some basis" for Dominion's objection to the proposal as originally worded is vague and non-specific. Because many proposals of this type have been accepted by the SEC and allowed to proceed to a vote, I believe that the substitute language should be allowed and another SEC ruling issued on whether the proposal will be included in the proxy material.

Thank you for your prompt attention to this appeal.

Sincerely,

/s/

Joyce A. Loving

Cc: Sharon L. Burr, Deputy General Counsel
Sharon.L.Burr@dom.com

Meredith Sanderlin Thrower, Senior Counsel
Meredith.S.Thrower@dom.com

Karen Doggett, Assistant Corporate Secretary and Director – Governance
Karen.Doggett@dom.com
Dominion Resources, Inc.

Joyce A. Loving

FISMA & OMB MEMORANDUM M-07-16

120 Tredegar Street, Richmond, VA 23219